EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Eldorado Gold Corporation

We consent to the inclusion in this annual report on Form 40-F of:

•

our Report of Independent Registered Public Accounting Firm dated March 17, 2010 on the consolidated balance sheets of Eldorado Gold Corporation (“the Company”) as at December 31, 2009, and the consolidated statements of operations and deficit, cash flows, and comprehensive income for the year ended December 31, 2009; and

•	our Report of Independent Registered Public Accounting Firm dated March 17, 2010 on the Company’s internal control over financial reporting as of December 31, 2009 each of which is incorporated by reference in this annual report on Form 40-F of the Company for the year ended December 31, 2009. Our report dated March 17, 2010, on the effectiveness of internal control over financial reporting as of December 31, 2009, contains an explanatory paragraph that states that management has excluded Sino Gold Mining Limited’s internal controls over financial reporting from its assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2009.

We also consent to the incorporation by reference of our reports in the Company’s Form S-8 Registration Statement (SEC File No. 333-160349).

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 31, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.